EXHIBIT 99.1

WF International Limited Announces Share Consolidation

Chengdu, CHINA – June 1, 2026 – WF International Limited (Nasdaq: WXM) (“WF” or the “Company”), an integrated electromechanical solutions company specializing in the supply, installation, fitting-out, and maintenance of HVAC systems, floor heating systems, and water purification systems, today announced that its board of directors and shareholders approved a consolidation of its ordinary shares on a ten-to-one basis (the “Share Consolidation”). The Company’s ordinary shares will begin trading on a post consolidation basis on June 4, 2026.

As a result of the Share Consolidation, each ten (10) pre-consolidation ordinary shares of the Company will be automatically consolidated into one (1) ordinary share without any action on the part of the holders, with par value of the ordinary shares being changed from $0.000001 per share to $0.00001 per share, and the Company’s issued and outstanding ordinary shares will be reduced from 11,268,745 to approximately 1,126,875. The Company’s ordinary shares will continue to trade on the Nasdaq Capital Market (“Nasdaq”) under the symbol “WXM” under a new CUSIP number – G9627S113. The Share Consolidation is intended to increase the market price per share of the Company’s ordinary shares to allow the Company to maintain its Nasdaq listing.

No fractional shares will be issued as a result of the Share Consolidation. Shareholders who otherwise would be entitled to a fractional share because they hold a number of ordinary shares not evenly divisible by ten will automatically be entitled to receive an additional ordinary share.

The Company’s transfer agent, VStock Transfer, LLC, will act as the exchange agent. Adjustments made to ordinary shares represented by physical stock certificates can be made upon surrender of the certificate to the transfer agent. Please contact VStock Transfer, LLC for further information at (212) 828-8436.

About WF International Limited

WF International Limited specializes in the supply, installation, fitting-out, and maintenance services for HVAC systems, floor heating systems, and water purification systems. With extensive experience serving commercial projects and high-end residential projects throughout Sichuan, China, the Company has established itself as a trusted provider of premium electromechanical solutions.

The Company’s portfolio includes installations for HVAC projects such as the International Finance Squares across China, Chengdu Vanke Charm City, Chengdu Raffles Plaza, Chengdu Yinshi Plaza, Chengdu Metro No. Ten Line, and Panzhihua Jinhai Hotel.

Since 2017, WF International has expanded its service offerings to include comprehensive heating and water purification solutions, positioning itself as an integrated supplier of both electromechanical products and installation services for large-scaled commercial projects and real estate developer clients that offer high-end fully furnished homes. For more information, please visit the Company’s website at www.wf.international.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. The Company’s actual results may differ materially and adversely from those expressed in any forward-looking statements as a result of various factors and uncertainties. For example, there can be no assurance that the Company will be able to regain compliance and maintain its listing on Nasdaq. The reports filed by the Company with the Securities and Exchange Commission discuss these and other import factors and risks that may affect the Company’s business, results of operations and financial conditions. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com